CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Nine months ended
	September 30,		September 30,
(Dollars in thousands)	2016	2015	2016	2015
Basic Earnings Per Share
Net income	$1,694	$1,556	$4,785	$4,415
Weighted average common shares	2,742,242	2,739,405	2,741,956	2,739,405

Basic Earnings Per Share	$0.61	$0.57	$1.74	$1.61

Diluted Earnings Per Share
Net income	$1,694	$1,556	$4,785	$4,415
Weighted average common shares	2,742,242	2,739,405	2,741,956	2,739,405
Weighted average effect of assumed stock options	—	3,050	—	3,002

Total	2,742,242	2,742,455	2,741,956	2,742,407

Diluted Earnings Per Share	$0.61	$0.57	$1.74	$1.61